PANNONPLAST INDUSTRIES PLC.

H-1225 Budapest,
Nagytétényi út 216-218.
Budapest, P.O.Box 51.
...plast.datanet.hu
...nonplast.hu

03007453

Securities and Exchange Commissi...
Office of International Corporate Fi...
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 14th January, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

SUPPL

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Flash Report on Q1-3 2002 Operations

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Sincerely,

Dr. Erzsébet Fehér

Enclosure

3/19

File No. 82-4548

Announcement of Pannonplast Plc.

On 14 January 2002 Philips announced the reallocation of its traditional CRT monitor production to China in the first quarter of 2003 because of the keen competition and decreasing demand. As per the announcement their intention is to continue the flat LCD monitor production in Szombathely.

Pannonplast Plc.'s 100% subsidiary, Moldin Ltd. is gravely hit by the Philips decision. Moldin is the Nr. 1 supplier of Philips' Szombathely facility, with "excellent" qualification.

The decision of Philips affects nearly 2/3 of Moldin's 2002 year's sales revenue of HUF 4.4 billion, and 10 percent of Pannonplast's consolidated sales revenue.
The remaining LCD component production, and other, existing traditional customer base, further the ongoing agreement with new customers today ensure some 50-60% capacity utilization already, the sales decrease is expected to account for HUF 1 – 1.5 billion.
Moldin has decreased its staff by 100 people in the course of the year. The present number is 334 that is going to be decreased by further 100-150 with the termination of the traditional monitor production.

Pannonplast is working on promising development projects and makes far-reaching attempts in order to gain new client base.

Budapest, 14 January 2003.

Pannonplast Plc.